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                              December 15, 2020

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2020
                                                            File No. 333-251048

       Dear Mr. Scheetz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2020 letter.

       Form S-1 filed December 1, 2020

       Dilution, page 48

   1. Please revise your dilution disclosure in your next amendment to show the dilution to the investors in this
offering assuming the over-allotment option is exercised in full.
       Principal Stockholders, page 84

   2. We note that Chardan Capital Markets, LLC is an affiliate of your co-sponsor, Chardan
                                                        International
Investments, LLC. Please clearly disclose in the beneficial ownership table.
                                                        In addition, if Chardan
Capital Markets plans on making a market in the securities, please revise the registration
fee table, cover page and underwriting section to reflect the market making activities.
 Edward Scheetz
Ventoux CCM Acquisition Corp.
December 15, 2020
Page 2


Certain Transactions, page 87

3. Please revise to address the business combination marketing agreement with Chardan
      Capital Markets, quantify the fees that you will pay Chardan Capital Markets and clarify
      any associated conflicts of interest. Also revise your    Use of Proceeds
   section, on page
      44, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Chardan Capital Markets in a footnote or other text.
Rights, page 94

4. Please reconcile statements that each holder of a right will receive 1/20 of a share of common stock upon consummation of a business combination with the statement that no fractional shares will be issued upon conversion. Please also clarify whether the receipt of common stock in a transaction in which you are the surviving entity is also a "conversion"
      for this purpose. We note that holders of rights must affirmatively convert them if the business combination does not result in the company being the surviving entity.
Financial Statements, page F-1

5. Please revise your interim financial statements in your next amendment to include the required statements of operations and cash flows for the corresponding period in the prior year. Refer to Rule 8-03 of Regulation S-X.
Note 6 - Commitments, page F-13

6. Please revise your footnote to disclose the terms of the Business Combination Marketing
      Agreement.
       You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameEdward Scheetz
                                                            Division of
Corporation Finance
Comapany NameVentoux CCM Acquisition Corp.
                                                            Office of Real
Estate & Construction
December 15, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName